SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

PagerDuty, Inc.
(Name of Issuer)

Common Stock, $0.000005 par value
(Title of Class of Securities)

69553P 100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69553P 100
1.	Names of Reporting Persons Jennifer Tejada
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,292,426
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,292,426
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,292,426
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.85%*
12.	Type of Reporting Person (see instructions) IN

* Based upon 77,230,071 shares of the Issuer’s Common Stock outstanding as of November 29, 2019, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2019.

CUSIP No. 69553P 100
1.	Names of Reporting Persons Jennifer Tejada, as Trustee of the Langford Island Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,292,426
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,292,426
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,292,426
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.85%*
12.	Type of Reporting Person (see instructions) OO

* Based upon 77,230,071 shares of the Issuer’s Common Stock outstanding as of November 29, 2019, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2019.

Item 1(a).	Name of Issuer: PagerDuty, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 600 Townsend St., Suite 200, San Francisco, CA 94103
Item 2(a).	Name of Person Filing: Jennifer Tejada
Item 2(b).
Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:
c/o PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94103

Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, $0.000005 par value
Item 2(e).	CUSIP Number: 69553P 100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	 Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	 Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	 An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	 A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	 A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	 Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.        Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)Amount Beneficially Owned: As of December 31, 2019, Ms. Tejada beneficially owned 5,292,426 shares of the Issuer’s Common Stock, of which (i) 4,537,009 are issuable upon the exercise of options held by Ms. Tejada within 60 days of December 31, 2019; and 755,417 shares are held indirectly by the Jennifer Tejada, as Trustee of the Langford Island Trust.
(b)Percent of Class: See responses in Row 11 on page 2 for the reporting person.
(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: See responses in Row 5 on page 2 for the reporting person.
(ii)Shared power to vote or to direct the vote: See responses in Row 6 on page 2 for the reporting person.
(iii)Sole power to dispose or to direct the disposition of: See responses in Row 7 on page 2 for the reporting person.

(iv)Shared power to dispose or to direct the disposition of: See responses in Row 8 on page 2 for the reporting person.
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .
Instruction: Dissolution of a group requires a response to this item.
Item 6.Ownership of More than 5 Percent on Behalf of Another Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable.
Item 8.Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable.
Item 9.Notice of Dissolution of a Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable.

Item 10.Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
Date

/s/ Jennifer Tejada
Signature

Jennifer Tejada, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)